FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 333-106868

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Inter-Tel, Incorporated

Tax Deferred Savings Plan and Retirement Trust
1615 South 52nd Street
Tempe, AZ 85281

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Inter-Tel, Incorporated

1615 South 52nd Street
Tempe, AZ 85281

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

INDEPENDENT AUDITORS’ REPORT

To the Participants and the Plan Administrator of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust:

We have audited the accompanying statements of net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

May 28, 2004
Phoenix, Arizona

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS:
Cash and cash equivalents	$60,509	$47,933

Investments, at fair value	50,187,368	34,699,660

Receivables
Employer contribution	1,549,374	1,502,302
Participant contributions	430	1,718
Interest and dividends	3,343	6,816

Total receivables	1,553,147	1,510,836

Total Assets	51,801,024	36,258,429
LIABILITIES:
Excess contribution refund payable	185,864	—

NET ASSETS AVAILABLE FOR BENEFITS	$51,615,160	$36,258,429

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

Additions to net assets attributed to:
Interest and dividends	$619,329
Net appreciation in fair value of investments	8,240,041
Contributions:
Employer	1,549,374
Participant	4,926,959
Rollovers	2,763,803

Total additions	18,099,506

Deductions from net assets attributed to:
Benefits paid to participants	2,665,939
Administrative expenses	46,064
Other	30,772

Total deductions	2,742,775

Net increase in net assets	15,356,731
Net assets available for benefits at beginning of year	36,258,429

Net assets available for benefits at end of year	$51,615,160

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(1)	Description of the Plan

     The following description of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

     General - The Plan is a defined contribution plan covering all employees of Inter-Tel, Incorporated and its subsidiaries (the “Company”). The Plan is administered by the Company. Effective January 1, 2001, an employee becomes eligible to participate in the Plan subsequent to the pay period in which the employee completes one hour of service. The Plan was established on December 1, 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

     Contributions - Each year, participants may contribute a percentage or dollar amount of their annual compensation to the Plan up to the annual IRS maximum through regular payroll deductions. Participants have the opportunity to change the previously elected percentage or dollar contributions each business day, to be effective at the next bi-weekly payroll period. Eligible participants receive a discretionary matching Company contribution. For 2003, the Company matched 50 percent of the participant’s basic contribution limited to six percent of the participant’s 2003 compensation. At the Company’s discretion, it may allocate a non-elective contribution at the end of each Plan year according to the terms of the Plan.

     Participant accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit a participant is entitled to receive is the participant’s vested account balance. Participants may elect to have their accounts invested in mutual funds or common stock of the Company as offered by the Plan, or they may elect to have their accounts invested through individual self-directed brokerage accounts.

     Vesting - Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from other plans into the Plan. Vesting in the Company’s matching contribution is based on years of service. The employer contribution portion of each participant account vests starting the first year of service at a graduated amount each year until completing the sixth year of service. After six years, the participant is 100 percent vested in the employer contribution account.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     Forfeitures - Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. In 2003, forfeitures totaled $77,999 and are reflected as a reduction of employer contributions receivable and employer contributions at December 31, 2003 in the accompanying financial statements.

     Participant loans - Participants can borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to a maximum of five years, with the exception of loans for the purchase of a primary residence, which carry a maximum of up to twenty years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the loan administrator. Principal and interest is generally paid ratably through payroll deductions.

     Payment of benefits - Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death, disability, or retirement, participants or their beneficiaries may elect to receive lump sums or annual installments over a 10 year period.

     Plan termination - Although the Company intends to continue the Plan indefinitely for the benefit of its participants, the Company has the right to discontinue its contributions at any time and to terminate or modify the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in all of their accounts.

(2)	Significant accounting policies

     The significant accounting policies followed by the Plan are as follows:

     Investment valuation and income recognition - The Plan’s investments are stated at fair value. Securities and mutual funds traded on national securities exchanges are valued at the last quoted sales price on the principal exchange on which they are traded. Securities, limited partnerships and real estate promissory notes for which no price is readily available on the valuation date are valued at fair value as determined by the Plan Administrator. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets, and the reported amounts of changes in net assets during the year. Actual results could differ from those estimates.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     Concentrations of credit and investment risk - The Plan provides for various investment fund options, which in turn invest in any combination of mutual and other investment funds. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

     Investment information is summarized as follows:

	December 31,
	2003	2002
Investments at fair value:
Common stock	$7,936,622	$4,933,982
Preferred stock	—	1,131
Money market accounts	9,005,186	5,298,864
Mutual funds	30,874,850	22,944,772
Common/collective trust funds	686,046	—
Unit investment trusts	172,643	64,265
Participant loans	1,267,283	1,068,334
Limited partnerships	26,831	28,716
Real estate note	173,700	295,813
Promissory note	14,007	33,583
Limited liability company units	30,200	30,200

Total investments, at fair value	$50,187,368	$34,699,660

     During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Common stock	$2,022,525
Preferred stock	1,633
Mutual funds	6,112,148
Common/collective trust funds	43,350
Limited partnerships	3,908
Unit investment trusts	56,477

$8,240,041

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

     Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

2003
First Eagle Overseas A	$3,637,535
Growth Fund of America	4,781,382
Inter-Tel, Incorporated Common Stock	4,693,292
Icon Information Tech Fund	3,771,845
Schwab Government Securities Fund	7,159,907
Schwab S&P500 – Investor Shares	3,640,409
Vanguard Windsor II Fund	4,191,084
Weitz Value Portfolio	4,855,694

2002
CR Suisse Fixed Income	$1,824,778
Growth Fund of America	3,558,782
Inter-Tel, Incorporated Common Stock	2,453,531
Invesco Technology II Fund	2,339,006
Invesco Total Return Fund	2,029,662
Janus Worldwide Fund	2,405,702
Schwab Government Securities Fund	4,303,425
Schwab S&P500 – Investor Shares	2,331,598
Vanguard Windsor II Fund	3,094,771
Weitz Value Portfolio	3,419,215

(4)	Administrative expenses

     Substantially all of the Plan’s administrative expenses, except for record-keeper fees associated with several specific fund expenses and special transaction fees, are paid by the Company.

(5)	Party-in-interest transactions

     Certain plan investments are shares of common stock of the Company or are funds held and managed by Charles Schwab Trust Company, the asset custodian; accordingly, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transaction under ERISA. Fees paid and accrued by the Plan to the record-keeper for administrative fees amounted to $46,064 for the year ended December 31, 2003.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(6)	Income tax status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated February 11, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, that the related trust is exempt from federal and state income or franchise taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and ERISA, and, therefore, believes that the Plan is qualified and the related trust is exempt from federal and state income or franchise taxes.

SUPPLEMENTAL SCHEDULE

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor or	interest, collateral, par	(d)	(e)
(a)	similar party	or maturity value	Cost	Current value
	Common Stock:
	ACLN Ltd	115 shares	**	2.88
	Abaxis, Inc	2,000 shares	**	36,240.00
	ABM Industries, Inc	4 shares	**	78.17
	Adaptec	200 shares	**	1,766.00
	Advanced Photonix CL A	1,250 shares	**	2,600.00
	Advance Viral Research	13,000 shares	**	1,664.00
	Agere Systems Inc CL B	9 shares	**	26.10
	Allianz AG ADR	300 shares	**	3,816.00
	Amdocs Limited	200 shares	**	4,496.00
	America Movil ADR	100 shares	**	2,700.00
	American Technology Corp	2,000 shares	**	9,544.00
	Amerisourcebergen Corp	100 shares	**	5,615.00
	Amgen Incorporated	49 shares	**	3,028.20
	Amylin Pharmaceuticals Inc	2,000 shares	**	44,440.00
	Anheuser Busch Co Inc	104 shares	**	5,478.44
	Annaly Mtg Mgmt Inc	250 shares	**	4,600.00
	Applebees International Inc	20 shares	**	785.40
	Applied Materials Inc	600 shares	**	13,470.00
	Applied Micro Circuits	107 shares	**	639.86
	Arthrocare Corp	400 shares	**	9,800.00
	Avanex Corp	20 shares	**	99.80
	Banco Latinoamericano	160 shares	**	3,076.80
	Beazer Homes USA Inc	22 shares	**	2,148.52
	BHP Billiton Ltd ADR	154 shares	**	2,812.04
	Biogen Idec Inc	575 shares	**	21,148.50
	Bookham Technology ADR	210 shares	**	525.00
	Bristol-Myers Squibb Co	8,000 shares	**	228,800.00
	Brooktrout Inc	500 shares	**	6,290.00
	Calif Amplifier Inc	200 shares	**	2,814.00
	Calpine Corporation	1,000 shares	**	4,810.00
	Cedant Corp 7.75% 8/17/04	44 shares	**	2,202.64
	Chesapeake Energy Corporation	250 shares	**	3,395.00
	China Pete & Chem ADR	25 shares	**	1,110.25
	Cisco System Inc	5,500 shares	**	133,595.00
	Coca Cola Company	245 shares	**	12,432.17
	Coded Communications Corp	15,500 shares	**	1.55
	Cognex Corp	85 shares	**	2,400.40
	Cohu Inc	500 shares	**	9,575.00
	Copart Inc	221 shares	**	3,646.50
	Corvis Corp	59 shares	**	100.30
	Covad Commun Group Inc	750 shares	**	2,700.00
	Cresud Sacif YA SP ADR	65 shares	**	796.25
	Critical Path Inc New	6 shares	**	7.98

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor or	interest, collateral, par	(d)	(e)
(a)	similar party	or maturity value	Cost	Current value
	D R Horton Inc	83 shares	**	3,590.58
	Darden Restaurants	33 shares	**	694.32
	Debt Strategy FD Inc New	265 shares	**	1,855.00
	Dell Inc	100 shares	**	3,396.00
	Dentsply International new	16 shares	**	722.72
	Digital Lightwave Inc	210 shares	**	170.10
	Divine Inc CI A New	17 shares	**	0.15
	DSL.Net Inc	1,000 shares	**	600.00
	Eastman Kodak Company	7,297 shares	**	187,321.98
	Ebay Inc	50 shares	**	3,229.50
	Edulink Inc	43,000 shares	**	339.70
	Efunds Corporation	1,300 shares	**	22,555.00
	Emulex Corp New	600 shares	**	16,008.00
	Enron Corp	40 shares	**	1.13
	Exxon Mobil Corporation	100 shares	**	4,100.00
	First Health Group Corp	176 shares	**	3,424.96
	Forest Labs Inc	100 shares	**	6,180.00
	Foster Wheeler Ltd	900 shares	**	927.00
	Foundry Networks Inc	180 shares	**	4,924.80
	Frontier Ins Group Inc New	183 shares	**	7.32
	Frozen Food Express Inds	270 shares	**	1,792.80
	General Electric Company	1,207 shares	**	37,380.87
	Genome Therapeutics CP	1,900 shares	**	5,947.00
	Gillette Co	200 shares	**	7,346.00
	Globalstar Telecom Ord	500 shares	**	12.50
	Goodyear Tire and Rubr Co	371 shares	**	2,914.93
	Gunslinger Records Inc	42,500 shares	**	42.50
	Hewlett-Packard Company	689 shares	**	15,826.33
	Hollis-Eden Pharmaceuticals Inc	700 shares	**	7,707.00
	Home Depot Inc	1,165 shares	**	41,351.46
	HSBC Holdings PLC ADR New	35 shares	**	2,758.70
	Huaneng Pwr Intl SP ADR	60 shares	**	4,164.60
	ID Biomedical Corp	200 shares	**	2,372.00
	Impath Inc	16 shares	**	62.40
	Infosys Tech Spon ADR	300 shares	**	28,710.00
	Integra Lifesciences Hldgs	80 shares	**	2,290.40
	Intel Corp	4,808 shares	**	154,809.47
	* Inter-Tel Inc.	187,882 shares	**	4,693,292.00
	Intl Business Machines	101 shares	**	9,354.77
	Intl Game Technology	87 shares	**	3,105.90
	Iridium World Communications CLA	60 shares	**	5.40
	ISCO International Inc	5,640 shares	**	3,102.00
	Ivax Corp	62 shares	**	1,480.56
	J M Smuckers Co	5 shares	**	226.45

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor or	interest, collateral, par	(d)	(e)
(a)	similar party	or maturity value	Cost	Current value
	JDS Uniphase Corp	150 shares	**	547.50
	K-Tel Intl. Inc.	362 shares	**	32.58
	Keithley Instruments Inc.	35 shares	**	634.90
	King Pharmaceuticals Inc.	973 shares	**	14,847.98
	Kingsway Finl Services	190 shares	**	2,154.60
	Level 3 Communications Inc.	300 shares	**	1,710.00
	Lexmark International Group Class A	300 shares	**	23,592.00
	Ligand Pharmceuticals Class B	300 shares	**	4,407.00
	Lowes Companies	1,361 shares	**	75,360.69
	Lucent Technologies Inc.	1,000 shares	**	2,840.00
	Lumenon Inno Lightwave	150 shares	**	0.30
	Mangosoft Inc.	9 shares	**	13.95
	Maxim Integrated Prods. Inc.	65 shares	**	3,237.00
	McHenry Metal Golf Corp.	5,000 shares	**	0.50
	McLeod USA Inc. CL A	1,900 shares	**	38.00
	McLeod USA Inc. CL A	111 shares	**	164.28
	Medcohealth Solutions	180 shares	**	6,118.20
	Medimmune Inc.	25 shares	**	635.00
	Merck & Co. Inc.	1,500 shares	**	69,300.00
	Microage Inc.	250 shares	**	0.03
	MicroSemi Corp.	31 shares	**	761.98
	Microsoft Corp.	6,606 shares	**	181,936.00
	Motorola Incorporated	1,006 shares	**	14,152.44
	Moving Bytes Inc.	10,000 shares	**	300.00
	Nabors Industries Ltd.	55 shares	**	2,282.50
	Neomagic Corp.	500 shares	**	1,380.00
	Neopharm Inc.	300 shares	**	5,496.00
	Netflix Inc.	20 shares	**	1,093.80
	New Focus Inc.	100 shares	**	502.00
	Newmont Mining Corp.	76 shares	**	3,694.36
	NMS Communications	140 shares	**	873.60
	Nokia Corp Spon ADR F	494 shares	**	8,398.00
	Nortel Networks CP	15,085 shares	**	63,809.55
	Northpoint Commun. Hldgs.	1,000 shares	**	0.60
	Oilex Inc.	9,000 shares	**	0.90
	Oracle Corporation	2,200 shares	**	29,040.00
	Palmone Inc.	27 shares	**	317.25
	Palmsource Inc.	8 shares	**	174.32
	Penn Traffic Co.	500 shares	**	15.00
	Perot Sys. Corp. CI A	150 shares	**	2,022.00
	Petsmart Inc.	3,700 shares	**	88,060.00
	Pfizer Incorporated	1,000 shares	**	35,330.00
	Pinnacle Systems	4,300 shares	**	36,679.00
	PNC Bk Corp.	4,400 shares	**	240,812.00

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor or	interest, collateral, par	(d)	(e)
(a)	similar party	or maturity value	Cost	Current value
	Polycom	286 shares	**	5,582.72
	Priceline.com Inc.	33 shares	**	590.70
	Qualcomm Inc.	374 shares	**	20,177.22
	Qwest Communications Intl. Inc.	1,966 shares	**	8,493.34
	Read-Rite Corp.	52 shares	**	2.60
	RedHat Inc.	500 shares	**	9,385.00
	RF Micro Devices Inc.	200 shares	**	2,010.00
	Rhythms Netconnections Inc.	1,000 shares	**	0.10
	Ritchie Bros Auctioneers	400 shares	**	21,240.00
	SBC Communciations Inc.	9,500 shares	**	247,665.00
	Save The World Air Inc.	5,900 shares	**	7,965.00
	Sears Roebuck & Company	443 shares	**	20,161.91
	Siebel Systems Inc.	28 shares	**	388.36
	Sirius Satellite Radio	1,400 shares	**	4,424.00
	Solectron Corp Del	1,000 shares	**	5,910.00
	Sonic Corp	100 shares	**	3,062.00
	Southern Co.	7,000 shares	**	211,750.00
	Southtrust Corp.	2,000 shares	**	65,460.00
	Southwest Airlines Co.	135 shares	**	2,178.90
	Spectralink Corp.	500 shares	**	9,585.00
	StorageNetworks Inc.	154 shares	**	258.72
	Sun Microsystems Inc.	4,455 shares	**	20,002.95
	Sysco Corp.	1,000 shares	**	37,230.00
	Target Corporation	202 shares	**	7,751.54
	Telefon De Mx A ADR	100 shares	**	3,300.00
	Telegen Corp.	3,790 shares	**	132.65
	Teradyne Incorporated	43 shares	**	1,094.35
	Terayon Communication Systems	305 shares	**	1,372.50
	Texas Instruments Inc.	500 shares	**	14,690.00
	The Charles Schwab Corp.	1,000 shares	**	11,840.00
	Thor Industries Inc.	50 shares	**	2,811.00
	Time Warner Inc.	100 shares	**	1,799.00
	Triquint Semiconductor	200 shares	**	1,414.00
	Tyco Intl. Ltd	500 shares	**	13,250.00
	US Physical Therapy Inc.	1,200 shares	**	18,876.00
	Unvl Tech Institute	200 shares	**	6,000.00
	Varian Med Sys	23 shares	**	1,589.30
	Verizon Communications	100 shares	**	3,508.00
	Vitalworkds Inc.	1,548 shares	**	6,842.16
	Vitesse Semiconductor Corp.	46 shares	**	270.02
	VYYO Inc.	120 shares	**	1,023.60
	Walgreen Co.	202 shares	**	7,339.76
	Washington Mutual Inc.	209 shares	**	8,385.08
	Wattage Monitor Inc.	6,000 shares	**	0.60

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor or	interest, collateral, par	(d)	(e)
(a)	similar party	or maturity value	Cost	Current value
	Wendys Intl Inc.	1,000 shares	**	39,240.00
	Willis Group Holdings	300 shares	**	10,221.00
	Worldcom Inc.	300 shares	**	3.96
	Worldcom Inc. - MCI Group	13 shares	**	0.65
	Xcelera Inc.	50 shares	**	104.00
	Xerox Corp.	15,002 shares	**	207,026.86
	XL Cap LTDA SHS	80 shares	**	6,204.00
	YDI Wireless Inc.	45 shares	**	2,452.50
	3Com Corp.	100 shares	**	817.00
	3M Company	452 shares	**	38,465.89
	8X8 Inc.	2,500 shares	**	11,125.00

				7,936,621.80

	Mutual Funds:
	Aberdeen Asia Pac Income	345 shares	**	2,190.75
	Acadian Emerging Mkts Port Instl CI	338 shares	**	5,316.11
	Aim Intl Growth Fund CI A	1,149 shares	**	18,742.08
	American Century Income & Growth Fd.	352 shares	**	9,746.05
	Ameristock Fund	59 shares	**	2,333.58
	Ariel Fund	1,560 shares	**	70,383.46
	Artisan International Fund	678 shares	**	12,826.80
	Artisan Midcap Fd.	169 shares	**	4,363.94
	AXA Rosenberg U.S. SmallCap - Investo	118 shares	**	1,510.55
	Baron Asset Fund	59 shares	**	2,590.18
	Baron Growth Fund	46,811 shares	**	1,658,971.81
	Buffalo Small Cap Fund	830 shares	**	18,418.21
	Burnham Financial Services Fd.	117 shares	**	2,854.67
	Calamos Growth Fd CI A	12,226 shares	**	547,470.79
	Calvert Ariel Apprec Fund	161 shares	**	6,970.74
	Calvert Income Fund	141 shares	**	2,408.36
	Dodge & Cox Balanced Fund	391 shares	**	28,585.45
	Dodge & Cox Income Fund	4,338 shares	**	56,042.92
	Dodge & Cox Stock Fund	34 shares	**	3,879.33
	Dreyfus Appreciation Fund	1,646 shares	**	61,141.35
	Dreyfus Premier Emerging Markets Fd	3,054 shares	**	51,338.95
	Dreyfus Premier Emerging Markets CI A	364 shares	**	6,110.82
	Equity Residl Ppty Trust	77 shares	**	2,272.27
	Excelsior Value & Restructuring Fd	659 shares	**	23,631.96
	Fidelity Magellan Fund	300 shares	**	29,297.86
	First Eagle Overseas A	200,195 shares	**	3,637,534.76
	Fording CA Coal Trust	115 shares	**	4,084.80
	Franklin Sm Cap Growth Fd CL I	2,437 shares	**	73,645.11
	Fremont Bond Fund	119 shares	**	1,246.48
	Fremont US Micro Cap Fund	1,136 shares	**	33,783.42
	Growth Fund of America CI F	194,841 shares	**	4,781,382.12

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor	interest, collateral, par	(d)		(e) Current
(a)	or similar party	or maturity value	Cost		value
	Harbor Bond Fund	98 shares	*	*	1,163.29
	Harbor International Growth Fund	156 shares	*	*	1,305.21
	Hennessy Cornerstone Growth Fund	455 shares	*	*	8,807.40
	Icon Information Tech Fund	430,576 shares	*	*	3,771,845.04
	Invesco Leisure Fund	501 shares	*	*	20,775.29
	Invesco Technology Fund	60 shares	*	*	1,484.30
	Janus Growth & Income Fund	347 shares	*	*	10,018.15
	Janus Mercury Fund	1,027 shares	*	*	20,024.43
	Janus Mid Cap Value Inv. Shares	699 shares	*	*	14,256.93
	Janus Overseas Fund	136 shares	*	*	2,801.45
	Julius Baer Intl Equity Fd CI I	602 shares	*	*	16,171.63
	Loomis Sayles Bond Fund	3,813 shares	*	*	50,788.93
	Loomis Sayles Small Cap	535 shares	*	*	12,651.31
	Managers Special Equity Fund	33 shares	*	*	2,611.83
	Meridian Value Fund	534 shares	*	*	20,189.00
	MFA Mortgage Investments	300 shares	*	*	2,925.00
	MFS Research Fd CI A	82 shares	*	*	1,435.81
	Navellier Mid Cap Growth	1,678 shares	*	*	38,204.69
	NB Genesis Fund	123 shares	*	*	3,184.43
	NB Ltd Maturity Bond Fund	446 shares	*	*	4,280.09
	Oakmark Equity Income Fund	5,299 shares	*	*	116,675.99
	Oakmark Fund	519 shares	*	*	19,487.54
	Oakmark International Fund	279 shares	*	*	5,030.03
	Oakmark Select Fund	1,137 shares	*	*	34,813.26
	One Group Bond I	193,046 shares	*	*	2,121,576.65
	PBHG Clipper Focus PBHG CI	478 shares	*	*	7,883.70
	Pimco Commodity Real	210 shares	*	*	2,862.72
	Pimco Global Fd Instl CI	5,683 shares	*	*	58,537.66
	Pimco Real Return Fd Instl	457 shares	*	*	5,141.30
	Pioneer Mid Cap Value Fund CI A	3,132 shares	*	*	72,561.88
	Profunds Ultrashort Otc	1,469 shares	*	*	30,734.74
	Putnam Growth & Income CI A	3,058 shares	*	*	54,132.30
	Putnam Intl Equity Fund CI A	111 shares	*	*	2,297.56
	RCM Global Healthcare CI D	554 shares	*	*	10,753.05
	Royce Low Priced Stock Fd	537 shares	*	*	7,500.45
	Royce Opportunity Fd	550 shares	*	*	6,678.48
	Royce Special Equity Fd	365 shares	*	*	6,563.83
	Royce Total Return Fd	1,599 shares	*	*	17,091.04
	RS Smaller Company Growth Fund	712 shares	*	*	14,658.13
	Schwab S&P 500 - Investor SHS	212,517 shares	*	*	3,640,408.57
	Schwab Total Stock Market - Inv	3,867 shares	*	*	70,961.23
	Scudder New Asia Fd	65 shares	*	*	931.45
	Selected American Shares	622 shares	*	*	20,628.12
	Shadow Stk Fd Inc.	824 shares	*	*	14,246.16

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor	interest, collateral, par	(d)		(e) Current
(a)	or similar party	or maturity value	Cost		value
	Sound Shore Fund	119 shares	*	*	3,986.95
	Strong Advisor Common Stock Fd CI Z	580 shares	*	*	12,847.55
	Strong Mid Cap Disciplined Fund	252 shares	*	*	5,068.59
	Strong Ultra Short Fd	1,560 shares	*	*	14,511.34
	Templeton Developing Markets Trust	1,989 shares	*	*	29,817.42
	Templeton Dragon Fund	174 shares	*	*	3,130.26
	Templeton Emerging Mkt Fd	215 shares	*	*	3,100.30
	Templeton Foreign Fund	8,979 shares	*	*	95,535.92
	Third Avenue Value Fund	44 shares	*	*	1,824.21
	Thompson Plumb Growth Fund	230 shares	*	*	10,559.24
	Torray Fund	106 shares	*	*	4,248.39
	Turner Midcap Growth Fund CI I	192 shares	*	*	4,228.20
	Van Kampen Real Estate Sec Fd A	425 shares	*	*	7,672.52
	Van Kampen Sr Incm Tr	80 shares	*	*	690.40
	Vanguard GNMA Fund Investor SHS	271 shares	*	*	2,847.92
	Vanguard Growth Index Fund	638 shares	*	*	15,890.14
	Vanguard Health Care Fund	527 shares	*	*	63,574.27
	Vanguard Windsor II Fund	158,214 shares	*	*	4,191,084.49
	Vanguard Intl Growth Portfolio	752 shares	*	*	12,123.52
	Vanguard 500 Index Fd Investor SHS	275 shares	*	*	28,258.69
	Weitz Value Portfolio	135,710 shares	*	*	4,855,694.46

					30,874,850.51

	Common/Collective Trusts:
	Schwab Managed Retirement 2010	12,967 shares	*	*	155,991.29
	Schwab Managed Retirement 2020	35,835 shares	*	*	448,649.15
	Schwab Managed Retirement 2030	4,704 shares	*	*	61,240.94
	Schwab Managed Retirement 2040	1,549 shares	*	*	20,164.46

					686,045.84

	Unit Investment Trusts:
	Ishares MSCI EMU Index Fd	12 shares	*	*	735.00
	Ishares MSCI JPN Idx Fdf	230 shares	*	*	2,217.20
	Ishares S&P Smallcap 600	670 shares	*	*	59,442.40
	Ishares Tr Lehman Bd Fd	150 shares	*	*	12,705.00
	Ishares Tr Russell 2000 Growth Index	1,000 shares	*	*	59,260.00
	Nasdaq 100 shares	1,050 shares	*	*	38,283.00

					172,642.60

	Money Market Accounts
	Schwab Government Securities Fund	7,159,907 shares	*	*	7,159,907.28
	Schwab Money Market Fund	1,845,001 shares	*	*	1,844,694.68
	Stock Liquidity	583 shares	*	*	582.82

					9,005,184.78

	Limited Partnerships:

		(c) Description of
		investment including
		maturity date, rate of
	(b) Identity of issue, borrower, lessor	interest, collateral, par	(d)		(e) Current
(a)	or similar party	or maturity value	Cost		value
	Amern Insd Mtg Invs 84 LP	1 unit	*	*	1.47
	Beaconsfield LP Fund I	1 unit	*	*	18,966.00
	Beaconsfield LP Fund II	1 unit	*	*	7,865.00

					26,832.47

	Limited Liabilitiy Company Units:
	Angstrom Preferred Holdings, LLC	20,000 units	*	*	30,200.00

	Promissory Note:
	Baptist Foundation Promissory Note	Interest rate:
		11.75%;
		maturity date:
		November 7,
		2012;
		unsecured	*	*	14,007.00

	Real Estate Note:
	Forest Lakes Real Estate	Interest rate:
		14%; maturity
		date: August 1,
		2004; secured
		by real estate	*	*	173,700.00

	Participant Loans:
		Interest rates
		ranging from
		6.0% to 11.5%			1,267,283.00

	Total Investments				$50,187,368.00

*	Denotes a party-in-interest

**	Disclosure of historical cost information is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust has duly caused this report to be signed by the undersigned hereunto duly authorized.

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust

By /s/ Kurt R. Kneip Inter-Tel, Incorporated
Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Date: June 25, 2004

EXHIBIT INDEX

Exhibit:

     Exhibit 23.1 – Consent of Independent Auditors